UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Revelstone Capital Acquisition Corp.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

76137R 106
(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1 (b)

☐         Rule 13d-1 (c)

☒        Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 76137R 106	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Morgan Callagy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 607,491(1)
	6	SHARED VOTING POWER 517,500(1) (2)
	7	SOLE DISPOSITIVE POWER 607,491(1)
	8	SHARED DISPOSITIVE POWER 517,500(1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,124,991(1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* IN(1)(2)

(1) Represent shares of Class B common stock that automatically convert into Class A shares of Common Stock upon consummation of a business combination as more fully described in the Issuer’s final prospectus dated December 16, 2021.

(2) Includes 517,500 shares of Class B common stock beneficially owned by La Jolla Group, Inc., over which Mr. Callagy has voting and dispositive power.

CUSIP No. 76137R 106	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Daniel Neukomm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 607,491(1)
	6	SHARED VOTING POWER 517,500(1) (2)
	7	SOLE DISPOSITIVE POWER 607,491(1)
	8	SHARED DISPOSITIVE POWER 517,500(1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,124,991(1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* IN(1)(2)

(1) Represent shares of Class B common stock that automatically convert into shares of Class A Common Stock upon consummation of a business combination as more fully described in the Issuer’s final prospectus dated December 16, 2021.

(2) Includes 517,500 shares of Class B common stock beneficially owned by La Jolla Group, Inc., over which Mr. Callagy has voting and dispositive power.

CUSIP No. 76137R 106	13G	Page 4 of 7 Pages

Item 1.

(a)           Name of Issuer: Revelstone Capital Acquisition Corp. (the “Issuer”).

(b)           Address of Issuer's Principal Executive Offices:

14350 Myford Road

Irvine, CA 92606

Item 2.

(a)           Name of Person Filing:

(i) Morgan Callagy

(ii) Daniel Neukomm

(b)           Address of Principal Business Office or if none, Residence:

c/o Revelstone Capital Acquisition Corp.

14350 Myford Road

Irvine, CA 92606

(c)           Citizenship:

(i) Morgan Callagy                                             United States

(ii) Daniel Neukomm                                          United States

(d)           Title of Class of Securities:  Class A Common Stock, $0.0001 par value

The shares of Class A common stock are the class of common stock of the Issuer registered pursuant to the Act. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted bases, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Issuer).

(e)           CUSIP Number: 76137R 106

CUSIP No. 76137R 106	13G	Page 5 of 7 Pages

Item 3.                    Not Applicable

Item 4.                    Ownership.

(a)	Amount Beneficially Owned:

(i) Morgan Callagy                                            1,124,991 shares. Includes 517,500 shares owned by La Jolla Group, Inc.

(ii) Daniel Neukomm                                         1,124,991 shares. Includes 517,500 shares owned by La Jolla Group, Inc.

(b)	Percent of Class:

(i) Morgan Callagy                                            5.8%

(ii) Daniel Neukomm                                         5.8%

The foregoing percentages are based on 19,312,500 shares of common stock outstanding as of December 31, 2021.

(c)	Number of shares as to which such person has:

(i)       sole power to vote or to direct the vote:

(1) Morgan Callagy                                           607,491

(2) Daniel Neukomm                                         607,491

(ii)       shared power to vote or to direct the vote:

(1) Morgan Callagy                                           517,500

(2) Daniel Neukomm                                         517,500

(iii)       sole power to dispose or to direct the disposition of:

(1) Morgan Callagy                                           607,491

(2) Daniel Neukomm                                         607,491

(iv)       shared power to dispose or to direct the disposition of:

(1) Morgan Callagy                                           517,500

(2) Daniel Neukomm                                         517,500

Item 5.                   Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8.                    Identification and Classification of Members of the Group: Not Applicable

Item 9.                    Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 76137R 106	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ Morgan Callagy
Morgan Callagy

/s/ Daniel Neukomm
Daniel Neukomm

CUSIP No. 76137R 106	13G	Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 14, 2022.

/s/ Morgan Callagy
Morgan Callagy

/s/ Daniel Neukomm
Daniel Neukomm